                                                              EXHIBIT 99.(a)(12)

LOGO

PP&L

NEWS


April 7, 1997

Contact: John R. Biggar (610) 774-5613 or
         Timothy J. Paukovits (610) 774-4124



           PP&L RESOURCES ANNOUNCES EXPIRATION OF OFFER TO PURCHASE SHARES OF PREFERRED STOCK OF PENNSYLVANIA POWER & LIGHT COMPANY

        ALLENTOWN, Pa., April 7, 1997 -- PP&L Resources, Inc. (NYSE:PPL) announced that its offer to purchase any and all shares of the 4-1/2% Preferred Stock and Series Preferred Stock of Pennsylvania Power & Light Company expired at midnight on Friday, April 4, 1997, which was the expiration date originally announced. The settlement date is expected to be Thursday, April 10, 1997.

        The following table outlines the preliminary results of the offer to purchase and the purchase price to be received by tendering shareowners on the anticipated settlement date of April 10:
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                                      -2-

                                               Approximate       Price
                                                Number of         Per
                                 CUSIP No.   Shares Tendered     Share
                                -----------  ---------------    -------
4-1/2% Preferred Stock          709051-40-3     271,027         $ 80.00
3.35% Series Preferred Stock    709051-20-5      20,567         $ 52.02
4.40% Series Preferred Stock    709051-30-4     110,558         $ 70.51
4.60% Series Preferred Stock    709051-50-2      32,736         $ 73.72
5.95% Series Preferred Stock    709051-66-8     290,000         $103.93
6.05% Series Preferred Stock    709051-65-0     250,000         $104.37
6.125% Series Preferred Stock   709051-68-4     834,500         $103.68
6.15% Series Preferred Stock    709051-64-3     152,500         $104.72
6.33% Series Preferred Stock    709051-69-2     954,000         $104.63
6.75% Series Preferred Stock    709051-67-6     759,230         $109.17

        The total shares tendered represents approximately 79% of the total outstanding shares of 4-1/2% Preferred Stock and Series Preferred Stock included in the offer to purchase. The actual number of shares tendered for purchase will depend on the final report of the depositary and subsequent confirmation of proper delivery.

        PP&L Resources, Inc., based in Allentown, Pa., is the parent company of Pennsylvania Power & Light Co., Power Markets Development Co. and Spectrum Energy Services Corp.

        Pennsylvania Power & Light supplies electricity to a 10,000-square-mile area of 29 counties in Central Eastern Pennsylvania. Among the communities it serves are Allentown, Bethlehem, Harrisburg, Hazleton, Lancaster, Scranton, Wilkes-Barre and Williamsport.


For recent news releases and other information about PP&L Resources, see our Internet home page: http://www.papl.com/